LION COPPER AND GOLD CORP. ANNOUNCES APPOINTMENT OF VICE PRESIDENT, ESG

March 7, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG" or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce the appointment of Mr. Steven Dischler, P.E., as Vice President, ESG (Environmental, Social and Governance) for the Company.

Mr. Dischler is a highly experienced ESG executive with over 40 years' experience in the environmental, reclamation and natural resources sectors. His recent experience includes over thirteen years working on legacy and new mining projects in the historic Yerington Copper District. In addition, Mr. Dischler has an extensive track record of working constructively with the local communities, and stakeholders including Native American Tribes, governmental agencies and NGOs in the region. Mr. Dischler holds a B.S. and a M.S. in Mining Engineering.

Travis Naugle, Lion CG's CEO, adds, "I welcome Mr. Dischler to lead our ESG efforts for the Company. We accept our Company's role in a circular economy as we look to do our part to positively reshape the natural resource industry. Filling this important leadership role is one aspect of Lion CG's commitment to our values of developing our Mason Valley copper projects in a sustainable manner. We look forward to continuing to work constructively in partnership and collaboration with the numerous key stakeholders and constituencies within the community in which we operate."

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Project in Montana, USA.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

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